FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

4 October 2007 - Fortis, RBS and Santander - Announcement concerning ABN AMRO
Convertible Financing Preference Shares

Fortis, RBS and Santander (collectively, the "Banks") today announce that RFS
Holdings B.V. will offer EUR0.59 in cash per Depository Receipt representing ABN
AMRO Holding N.V. Convertible Financing Preference Shares.

The Banks announced in the Offer Memorandum of 20 July 2007 that RFS Holdings
B.V. intended to make appropriate proposals to the holders of Depository
Receipts issued for ABN AMRO Holding N.V. Convertible Financing Preference
Shares in due course. RFS Holdings hereby announces an offer of EUR0.59 in cash to all holders of all such depository receipts (the "Depository Receipts
Offer"), conditional upon RFS Holdings's offer for all ABN AMRO ordinary shares and ADSs being declared unconditional.

The Depository Receipts Offer will expire at 3:00pm Amsterdam time (9:00am New
York City time) on 30 October 2007, unless it is extended or withdrawn.
Investors can obtain an information letter containing further details of the
Depository Receipts Offer from the Banks' joint website, www.consortiumbid.com.
The information letter is also available from the Dutch exchange agent and the global information agent, details of which are listed below.

The Dutch exchange agent:                    The global information agent:

Fortis Bank (Nederland) N.V.                 D.F. King & Co., Inc.

Rokin 55                                     2 London Wall Buildings, 2nd Floor

1012 KK Amsterdam                            London Wall, London EC2M 5PP

The Netherlands                              United Kingdom

Tel: +31 20 527 24 67                        European Toll Free Help Line: 00 800 5464 5464

                                             48 Wall Street, 22nd Floor

                                             New York, NY 10005

                                             United States

                                             North American Toll Free Help Line: 1 (800) 848 2998

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the
Supervision of the Securities Trade 1995.

In connection with the offer to acquire all of the issued and outstanding ordinary shares, nominal value EUR0.56 per share, of ABN AMRO Holding N.V. and all issued and outstanding American Depository shares of ABN AMRO, each of which represents one ABN AMRO ordinary share, RBS filed with the U.S. Securities and
Exchange Commission (the "SEC") a Registration Statement on Form F-4, which, as amended, was declared effective by the SEC on 1 October 2007, and the Banks have filed with the SEC a Tender Offer Statement on Schedule TO, amendments thereto and other relevant materials. INVESTORS ARE URGED TO READ THE DOCUMENTS
REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may
obtain a copy of such documents without charge, at the SEC's website (http://
www.sec.gov). Copies of all documents filed in connection with the offer may also be obtained from each Bank without charge.

Forward-Looking Statements

This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances.  Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects",
"anticipates", "targets", "plans", "estimates" and words of similar import.  By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.  These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer for ABN AMRO, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer for ABN AMRO or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer for ABN AMRO (including anticipated synergies)
not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.  None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12
1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB.  Registered
in Scotland No 45551

Banco Santander, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660
Boadilla del Monte, Madrid, Spain

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:04 October 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat